UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: General Manager, Financial Accounting Dept.

Date:    May 15, 2023

Financial Results

Fiscal Year 3/2023

  - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

 1. Income analysis

Consolidated				(Millions of yen)

		FY3/2023	Change	FY3/2022

Consolidated gross profit	1	3,170,231	224,726	2,945,505

Net interest income	2	1,717,792	189,808	1,527,984

Trust fees	3	6,752	812	5,940

Net fees and commissions	4	1,218,991	19,456	1,199,535

Net trading income	5	120,727	19,565	101,162

Net other operating income	6	105,966	(4,916)	110,882

General and administrative expenses	7	(1,949,245)	(128,120)	(1,821,125)

Equity in gains (losses) of affiliates	8	55,461	26,950	28,511

Consolidated net business profit	9	1,276,447	123,557	1,152,890

Total credit cost	10	(210,158)	64,224	(274,382)

Credit costs	11	(227,082)	60,852	(287,934)

Write-off of loans	12	(101,161)	(21,583)	(79,578)

Provision for reserve for possible loan losses	13	(88,272)	91,732	(180,004)

Others	14	(37,648)	(9,297)	(28,351)

Recoveries of written-off claims	15	16,923	3,371	13,552

Gains (losses) on stocks	16	155,854	(53,199)	209,053

Other income (expenses)	17	(61,213)	(14,274)	(46,939)

Ordinary profit	18	1,160,930	120,309	1,040,621

Extraordinary gains (losses)	19	(62,458)	48,575	(111,033)

Gains (losses) on disposal of fixed assets	20	(3,412)	(1,299)	(2,113)

Losses on impairment of fixed assets	21	(59,045)	49,875	(108,920)

Income before income taxes	22	1,098,472	168,884	929,588

Income taxes - current	23	(222,522)	18,737	(241,259)

Income taxes - deferred	24	(59,625)	(86,349)	26,724

Profit	25	816,324	101,272	715,052

Profit attributable to non-controlling interests	26	(10,481)	(2,060)	(8,421)

Profit attributable to owners of parent	27	805,842	99,211	706,631

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

     + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates

		Mar. 31, 2023	Change	Mar. 31, 2022
Consolidated subsidiaries	28	184	3	181
Equity method affiliates	29	308	196	112

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		FY3/2023	Change	FY3/2022
Gross banking profit	1	1,699,474	120,296	1,579,178
Gross domestic profit	2	835,576	(10,525)	846,101
Net interest income	3	634,720	(4,101)	638,821
Trust fees	4	2,357	161	2,196
Net fees and commissions	5	217,321	19,089	198,232
Net trading income	6	(308)	(194)	(114)
Net other operating income	7	(18,514)	(25,478)	6,964

Gains (losses) on bonds	8	(24,308)	(22,900)	(1,408)
Gross international profit	9	863,897	130,820	733,077
Net interest income	10	529,478	77,203	452,275
Net fees and commissions	11	238,733	38,470	200,263
Net trading income	12	(53,605)	15,875	(69,480)
Net other operating income	13	149,291	(728)	150,019

Gains (losses) on bonds	14	(62,438)	(21,483)	(40,955)
Expenses (excluding non-recurring losses)	15	(883,603)	(26,370)	(857,233)

Overhead ratio	16	52.0%	(2.3%)	54.3%
Personnel expenses	17	(381,156)	(36,377)	(344,779)
Non-personnel expenses	18	(454,731)	8,280	(463,011)
Taxes	19	(47,715)	1,727	(49,442)

Banking profit (before provision for general reserve for possible loan losses)	20	815,871	93,927	721,944

Gains (losses) on bonds	21	(86,747)	(44,383)	(42,364)
Core Banking Profit (20-21)	22	902,618	138,309	764,309

excluding gains (losses) on cancellation of investment trusts	23	863,278	140,473	722,805

Provision for general reserve for possible loan losses	24	(18,867)	(12,654)	(6,213)
Banking profit	25	797,003	81,272	715,731
Non-recurring gains (losses)	26	68,793	38,574	30,219
Credit costs	27	(96,629)	58,303	(154,932)
Gains on reversal of reserve for possible loan losses	28	-	-	-
Recoveries of written-off claims	29	26	23	3
Gains (losses) on stocks	30	141,654	(15,614)	157,268
Other non-recurring gains (losses)	31	23,742	(4,138)	27,880

Ordinary profit	32	865,797	119,847	745,950

Extraordinary gains (losses)	33	(32,015)	15,473	(47,488)
Gains (losses) on disposal of fixed assets	34	124	848	(724)
Losses on impairment of fixed assets	35	(32,139)	14,625	(46,764)
Income before income taxes	36	833,782	135,320	698,462
Income taxes - current	37	(183,467)	6,111	(189,578)
Income taxes - deferred	38	(16,159)	(53,568)	37,409

Net income	39	634,154	87,860	546,294

Total credit cost (24+27+28+29)	40	(115,470)	45,672	(161,142)
Provision for general reserve for possible loan losses	41	(18,867)	(12,654)	(6,213)
Write-off of loans	42	(17,199)	(14,202)	(2,997)
Provision for specific reserve for possible loan losses	43	(63,311)	69,009	(132,320)
Losses on sales of delinquent loans	44	(15,901)	(11,284)	(4,617)
Provision for loan loss reserve for specific overseas countries	45	(217)	14,779	(14,996)
Recoveries of written-off claims	46	26	23	3

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

 2. Interest spread (domestic)

SMBC non-consolidated				(%)

	FY3/2023	Six months ended Sep. 30, 2022	Six months ended Mar. 31, 2023	FY3/2022
Yield on interest earning assets (A)	0.74	0.81	0.67	0.78
Interest earned on loans and bills discounted (C)	0.83	0.84	0.82	0.84
Interest earned on securities	1.02	1.24	0.72	0.90
Total cost of funding (including expenses) (B)	0.42	0.41	0.43	0.44
Cost of interest bearing liabilities	0.02	0.02	0.02	0.02
Interest paid on deposits, etc. (D)	0.00	0.00	0.00	0.00
Interest paid on other liabilities	0.12	0.10	0.14	0.11
Expense ratio	0.40	0.39	0.41	0.42
Overall interest spread (A) - (B)	0.32	0.40	0.24	0.34
Interest spread (C) - (D)	0.83	0.84	0.82	0.84

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	0.84	0.85	0.83	0.86
Interest spread (E) - (D)	0.84	0.85	0.83	0.86

 3. Gains (losses) on securities

SMBC non-consolidated			(Millions of yen)

	FY3/2023	Change	FY3/2022
Gains (losses) on bonds	(86,747)	(44,383)	(42,364)
Gains on sales	50,529	3,320	47,209
Losses on sales	(129,033)	(49,213)	(79,820)
Gains on redemption	0	0	0
Losses on redemption	(8,244)	1,509	(9,753)
Losses on devaluation	-	-	-

Gains (losses) on stocks	141,654	(15,614)	157,268
Gains on sales	196,603	(30,365)	226,968
Losses on sales	(30,509)	(13,936)	(16,573)
Losses on devaluation	(24,439)	28,687	(53,126)

Sumitomo Mitsui Financial Group

 4. Unrealized gains (losses) on securities

Consolidated								(Millions of yen)
		Mar. 31, 2023					Mar. 31, 2022
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	1	165,592	(384)	(166)	114	499	25,741	(218)

Other securities	2	32,464,971	1,915,148	(362,061)	2,794,613	879,465	38,114,923	2,277,209

Stocks	3	3,345,398	1,944,768	(88,890)	1,972,586	27,818	3,403,392	2,033,658

Bonds	4	13,177,490	(64,206)	(14,132)	13,844	78,051	19,560,308	(50,074)

Japanese government bonds	5	9,576,298	(36,433)	10,666	2,182	38,615	15,774,197	(47,099)

Others	6	15,942,082	34,586	(259,039)	808,182	773,595	15,151,221	293,625

Foreign bonds	7	13,081,534	(697,311)	(248,526)	34,148	731,460	12,055,643	(448,785)

Other money held in trust	8	312	-	-	-	-	310	-

Total	9	32,630,875	1,914,763	(362,227)	2,794,728	879,965	38,140,975	2,276,990

Stocks	10	3,345,398	1,944,768	(88,890)	1,972,586	27,818	3,403,392	2,033,658

Bonds	11	13,343,082	(64,591)	(14,298)	13,959	78,550	19,586,050	(50,293)

Others	12	15,942,394	34,586	(259,039)	808,182	773,595	15,151,532	293,625

SMBC non-consolidated								(Millions of yen)
		Mar. 31, 2023					Mar. 31, 2022
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	13	22,300	(373)	(162)	-	373	22,300	(211)

Stocks of subsidiaries and affiliates	14	4,581,943	(12,344)	(26,794)	589	12,933	4,649,722	14,450

Other securities	15	28,309,722	1,423,164	(359,225)	2,197,295	774,131	34,290,501	1,782,389

Stocks	16	3,062,115	1,881,711	(80,237)	1,898,473	16,761	3,202,163	1,961,948

Bonds	17	13,345,964	(62,381)	(12,941)	13,844	76,225	19,625,238	(49,440)

Japanese government bonds	18	9,576,298	(36,433)	10,666	2,182	38,615	15,769,196	(47,099)

Others	19	11,901,641	(396,165)	(266,046)	284,978	681,143	11,463,099	(130,119)

Foreign bonds	20	9,709,360	(617,143)	(214,059)	22,279	639,422	8,970,483	(403,084)

Total	21	32,913,965	1,410,446	(386,182)	2,197,884	787,437	38,962,523	1,796,628

Stocks	22	3,358,934	1,882,300	(80,190)	1,899,062	16,761	3,665,507	1,962,490

Bonds	23	13,368,264	(62,754)	(13,103)	13,844	76,598	19,647,538	(49,651)

Others	24	16,186,765	(409,099)	(292,889)	284,978	694,077	15,649,477	(116,210)

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Net unrealized gains (losses) are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
		Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets (both SMFG consolidated and SMBC non-consolidated). Gains of 2,122 million yen were recognized in the statements of income for the year ended March 31, 2022.

Sumitomo Mitsui Financial Group

 5. Balance of securities, classified by maturity

 Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Mar. 31, 2023					Mar. 31, 2022

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	6,550.3	4,768.2	1,243.2	806.5	13,368.3	8,262.5	7,827.0	2,699.4	858.7	19,647.5
Japanese government bonds	5,909.0	3,236.3	89.7	341.3	9,576.3	7,755.1	6,205.6	1,451.5	356.9	15,769.2
Japanese local government bonds	18.1	283.3	756.4	10.6	1,068.3	0.1	283.2	830.6	11.4	1,125.4
Japanese short-term bonds	425.0	-	-	-	425.0	302.0	-	-	-	302.0
Japanese corporate bonds	198.4	1,248.7	397.0	454.7	2,298.7	205.3	1,338.2	417.2	490.3	2,451.0

Others	2,530.8	2,818.1	1,936.7	2,814.4	10,100.0	2,306.9	2,078.1	3,539.5	1,533.4	9,457.9

Total	9,081.1	7,586.3	3,179.9	3,621.0	23,468.3	10,569.4	9,905.1	6,238.8	2,392.1	29,105.4

 6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated	(Billions of yen)

	Mar. 31, 2023				Mar. 31, 2022

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	4,012.1	21,445.1	7,042.4	32,499.6	5,781.8	18,220.7	8,883.6	32,886.2
Receivable floating rate / payable fixed rate	1,679.0	8,696.0	11,756.3	22,131.3	1,124.9	7,244.1	11,425.8	19,794.9
Receivable floating rate / payable floating rate	-	-	-	-	2,060.0	-	-	2,060.0

Total	5,691.1	30,141.1	18,798.7	54,630.9	8,966.8	25,464.9	20,309.4	54,741.1

Sumitomo Mitsui Financial Group

 7. Employee retirement benefits

 Consolidated

 (1) Projected benefit obligation

(Millions of yen)

		Mar. 31, 2023	Change	Mar. 31, 2022
Fair value of plan assets	(A)	1,664,273	21,062	1,643,211
Projected benefit obligation	(B)	995,068	(65,961)	1,061,029
Net surplus (deficit)	(A-B)	669,205	87,024	582,181
Net defined benefit asset		704,654	81,609	623,045
Net defined benefit liability		35,449	(5,415)	40,864

Measurements of defined benefit plans (before tax effect deduction)		(192,184)	(17,705)	(174,479)
	Unrecognized prior service cost (deductible from the obligation)	(14,188)	(1,793)	(12,395)
	Unrecognized net actuarial gain (loss)	(177,996)	(15,913)	(162,083)
(2) Retirement benefit expenses
(Millions of yen)

		FY3/2023	Change	FY3/2022
Retirement benefit expenses		(17,910)	(5,593)	(12,317)
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)

		Mar. 31, 2023	Change	Mar. 31, 2022
Projected benefit obligation	(A)	850,971	(55,052)	906,023
<Discount rate>		<0.90%>	<0.29%>	<0.61%>
Fair value of plan assets	(B)	1,544,359	29,528	1,514,831
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	496,328	68,164	428,164
Unrecognized prior service cost (deductible from the obligation)	(E)	(16,349)	2,652	(19,001)
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(180,710)	(19,068)	(161,642)
(2) Retirement benefit expenses
				(Millions of yen)

		FY3/2023	Change	FY3/2022
Retirement benefit expenses		(37,843)	(4,943)	(32,900)
Service cost		20,401	(1,070)	21,471
Interest cost on projected benefit obligation		5,526	1,540	3,986
Expected returns on plan assets		(38,744)	(429)	(38,315)
Amortization of unrecognized prior service cost		(2,651)	-	(2,651)
Amortization of unrecognized net actuarial gain (loss)		(31,877)	(5,757)	(26,120)
Others		9,502	773	8,729

Sumitomo Mitsui Financial Group

8. Classification based on self-assessment and the Banking Act and the Reconstruction Act,

      and write-offs / reserves

SMBC non-consolidated, as of Mar. 31, 2023

(Billions of yen)

Category of borrowers under self-assessment	NPLs based on the Banking Act and the Reconstruction Act	Classification under self-assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve ratio
Bankrupt borrowers / Effectively bankrupt borrowers	Bankrupt and quasi-bankrupt assets 75.5 (i) (Change from Mar. 31, 2022: (3.7))	Portion of claims secured by collateral or guarantees, etc. 68.6 (a)		Fully reserved 6.9	Direct write-offs (*1)	Specific reserve 9.9 (*2)	100% (*3)
Potentially bankrupt borrowers	Doubtful assets 375.8 (ii) (Change from Mar. 31, 2022: (146.5))	Portion of claims secured by collateral or guarantees, etc. 228.1 (b)		Necessary amount reserved 147.7		Specific reserve 122.3 (*2)	82.78% (*3)
Borrowers requiring caution	(Claims to Substandard borrowers) Substandard loans 135.2 (Change from Mar. 31, 2022: (68.6)); Past due loans (3 months or more) 5.4 (iii) (Change from Mar. 31, 2022: 1.2); Restructured loans 129.9 (iv) (Change from Mar. 31, 2022: (69.8))	Portion of Substandard loans secured by collateral or guarantees, etc. 31.1 (c)				General reserve for Substandard loans 45.5	42.23% (*3); 12.85% (*3)
Borrowers requiring caution	Normal assets	Claims to Borrowers requiring caution, excluding claims to Substandard borrowers				General reserve 376.3 (*5)	4.55% [8.59%] (*4)
Normal borrowers	Normal assets 112,532.9	Claims to Normal borrowers				General reserve	0.10% (*4)

Loan loss reserve for specific overseas countries: 15.5

Non-performing loan ratio **0.52%** ((vi)/(v)) (Change from Mar. 31, 2022: (0.25)%)	Total 113,119.4 (v)	Total reserve for possible loan losses: 523.9; D: Specific reserve + General reserve for Substandard loans: 177.6	Reserve ratio (*6) (D/C) 68.66%
	A=(i)+(ii)+(iii)+(iv) **586.6 (vi)** (Change from Mar. 31, 2022: (218.8))	B: Portion secured by collateral or guarantees, etc. (a)+(b)+(c) 327.9; C: Unsecured portion (A - B) 258.7	Coverage ratio ((B+D)/A) 86.18%

*1	Includes direct reduction of 123.0 billion yen.
*2

Includes reserve for assets that are not subject to disclosure based on the Banking Act and the Reconstruction Act.

(Bankrupt/Effectively bankrupt borrowers: 3.0 billion yen, Potentially bankrupt borrowers: 8.6 billion yen)

*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of the reserve for possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.1 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

 9. Reserve for possible loan losses and reserve ratio

Consolidated				(Millions of yen, %)

	Mar. 31, 2023			Mar. 31, 2022
	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	750,369	80.87	(67,415)	817,784	70.65
General reserve	541,907		29,627	512,280
Specific reserve	186,923		(97,535)	284,458
Loan loss reserve for specific overseas countries	21,538		494	21,044

Amount of direct reduction	161,492		2,237	159,255

SMBC non-consolidated				(Millions of yen, %)

	Mar. 31, 2023			Mar. 31, 2022
	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	523,888	89.32	(65,320)	589,208	73.16
General reserve	376,146		18,867	357,279
Specific reserve	132,273		(84,405)	216,678
Loan loss reserve for specific overseas countries	15,468		217	15,251

Amount of direct reduction	122,973		7,778	115,195

Note:	Reserve ratio (Reserve for possible loan losses / NPLs based on the Banking Act and the Reconstruction Act (Excluding Normal Assets)) is after direct reduction.

Sumitomo Mitsui Financial Group

10. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act, and coverage

Consolidated			(Millions of yen, %)
	Mar. 31, 2023		Mar. 31, 2022
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	92,941	(6,315)	99,256
Doubtful assets	494,158	(149,723)	643,881
Substandard loans	340,732	(73,690)	414,422
Past due loans (3 months or more)	19,944	6,391	13,553
Restructured loans	320,788	(80,080)	400,868
Total (A)	927,833	(229,727)	1,157,560

Normal assets	115,139,286	9,119,827	106,019,459
Grand total (B)	116,067,120	8,890,101	107,177,019
NPL ratio (A/B)	0.80	(0.28)	1.08

			(Millions of yen)
	Mar. 31, 2023		Mar. 31, 2022
	(a)	(a) - (b)	(b)
Total coverage (C)	639,230	(136,054)	775,284
Reserve for possible loan losses (D)	226,432	(127,276)	353,708
Amount recoverable by guarantees, collateral and others (E)	412,797	(8,778)	421,575

			(%)
Coverage ratio (C) / (A)	68.89	1.91	66.98
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	125.36	18.29	107.07

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	43.96	(4.10)	48.06
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	145.69	34.58	111.11

SMBC non-consolidated			(Millions of yen, %)
	Mar. 31, 2023		Mar. 31, 2022
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	75,492	(3,676)	79,168
Doubtful assets	375,843	(146,485)	522,328
Substandard loans	135,214	(68,613)	203,827
Past due loans (3 months or more)	5,355	1,189	4,166
Restructured loans	129,859	(69,802)	199,661
Total (A)	586,550	(218,775)	805,325

Normal assets	112,532,890	9,209,422	103,323,468
Grand total (B)	113,119,440	8,990,646	104,128,794
NPL ratio (A/B)	0.52	(0.25)	0.77

			(Millions of yen)
	Mar. 31, 2023		Mar. 31, 2022
	(a)	(a) - (b)	(b)
Total coverage (C)	505,496	(135,897)	641,393
Reserve for possible loan losses (D)	177,614	(105,851)	283,465
Amount recoverable by guarantees, collateral and others (E)	327,882	(30,046)	357,928
			(%)
Coverage ratio (C) / (A)	86.18	6.54	79.64
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	145.22	27.61	117.61

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	68.66	5.30	63.36
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	202.53	70.83	131.70

Note:	Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

Sumitomo Mitsui Financial Group

11. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Mar. 31, 2023 (a)

		(a) - (b)	NPLs newly classified during FY3/2023	Amount of off-balancing	Mar. 31, 2022 (b)

Bankrupt and quasi-bankrupt assets	75.5	(3.7)	14.9	(18.6)	79.2

Doubtful assets	375.8	(146.5)	259.1	(405.6)	522.3

Total	451.3	(150.2)	(*1) 274.0	(*1) (424.2)	601.5

Result of measures connected to off-balancing (*2)	55.0				70.4

Breakdown of off-balancing by factor (*3)	Disposition by borrowers’ liquidation			(3.2)
	Reconstructive disposition			(17.7)
	Improvement in debtors’ performance due to reconstructive disposition			(69.2)
	Loan sales to market			(124.6)
	Direct write-offs			(73.5)
	Others			(136.0)
		Collection / repayment, etc.		(109.3)
		Improvement in debtors’ performance		(26.7)

	Total			(424.2)

*1	The amount of NPLs newly classified during the six months ended Sep. 30, 2022 and off-balanced in the six months ended Mar. 31, 2023 was 112.3 billion yen.
*2	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*3	1.	“Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).
	2.	“Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

12. Loan portfolio, classified by industry

SMBC non-consolidated

(1) Loans and bills discounted, classified by industry	(Millions of yen, %)

	Mar. 31, 2023			Mar. 31, 2022
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	61,087,462	100.0	3,107,732	57,979,730	100.0
Manufacturing	8,984,759	14.7	490,873	8,493,886	14.6
Agriculture, forestry, fisheries and mining	215,150	0.4	(67,306)	282,456	0.5
Construction	804,339	1.3	91,464	712,875	1.2
Transportation, communications and public enterprises	5,890,063	9.6	279,111	5,610,952	9.7
Wholesale and retail	5,015,418	8.2	307,600	4,707,818	8.1
Finance and insurance	7,956,696	13.0	610,221	7,346,475	12.7
Real estate	9,936,836	16.3	1,023,454	8,913,382	15.4
Goods rental and leasing	2,352,785	3.9	201,248	2,151,537	3.7
Various services	4,788,522	7.8	7,778	4,780,744	8.2
Municipalities	597,066	1.0	91,363	505,703	0.9
Others	14,545,825	23.8	71,927	14,473,898	25.0
Overseas offices and Japan offshore banking accounts	33,219,935	100.0	3,528,371	29,691,564	100.0
Public sector	247,173	0.7	(29,983)	277,156	0.9
Financial institutions	2,465,322	7.4	174,591	2,290,731	7.7
Commerce and industry	28,556,142	86.0	3,236,333	25,319,809	85.3
Others	1,951,296	5.9	147,429	1,803,867	6.1
Total	94,307,397	-	6,636,103	87,671,294	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by industry, and reserve ratio

				(Millions of yen, %)
	Mar. 31, 2023			Mar. 31, 2022
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	343,904	66.3	(226,608)	570,512
Manufacturing	70,451	65.4	(195,292)	265,743
Agriculture, forestry, fisheries and mining	1,343	99.0	(2,451)	3,794
Construction	6,846	57.5	(159)	7,005
Transportation, communications and public enterprises	37,872	100.0	2,041	35,831
Wholesale and retail	54,022	53.8	(15,682)	69,704
Finance and insurance	6,510	75.9	(1,334)	7,844
Real estate	34,477	50.8	(7,118)	41,595
Goods rental and leasing	464	47.9	51	413
Various services	98,856	52.6	523	98,333
Municipalities	-	-	-	-
Others	33,060	100.0	(7,185)	40,245
Overseas offices and Japan offshore banking accounts	242,646	70.7	7,833	234,813
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	229,868	71.6	21,773	208,095
Others	12,777	60.0	(13,941)	26,718
Total	586,550	68.7	(218,775)	805,325

Note:

Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Mar. 31, 2023		Mar. 31, 2022
	(a)	(a) - (b)	(b)
Consumer loans	11,755,392	(26,130)	11,781,522
Housing loans	11,014,171	(31,397)	11,045,568
Self-residential purpose	9,065,561	68,584	8,996,977
Other consumer loans	741,220	5,266	735,954
(4) Loans to small- and medium-sized enterprises, etc.
			(Millions of yen, %)
	Mar. 31, 2023		Mar. 31, 2022
	(a)	(a) - (b)	(b)
Outstanding balance	35,424,758	1,558,222	33,866,536
Ratio to total loans	58.0	(0.4)	58.4

Note:   Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Mar. 31, 2023			Mar. 31, 2022
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	8,151,235	25.4	178,150	7,973,085	27.9
Indonesia	228,927	0.7	(22,887)	251,814	0.9
Thailand	1,063,221	3.3	48,900	1,014,321	3.6
Korea	482,342	1.5	98,996	383,346	1.3
Hong Kong	1,905,385	5.9	(130,533)	2,035,918	7.1
China	190,625	0.6	(34,801)	225,426	0.8
Taiwan	530,920	1.7	(36,360)	567,280	2.0
Singapore	2,030,924	6.3	173,977	1,856,947	6.5
India	869,292	2.7	96,669	772,623	2.7
Others	849,599	2.7	(15,811)	865,410	3.0
Oceania	2,366,115	7.4	215,162	2,150,953	7.5
Australia	2,267,340	7.1	217,451	2,049,889	7.2
Others	98,775	0.3	(2,289)	101,064	0.3
North America	11,942,268	37.2	2,380,800	9,561,468	33.4
United States	9,485,724	29.6	1,927,898	7,557,826	26.4
Others	2,456,544	7.6	452,902	2,003,642	7.0
Central and South America	2,071,374	6.5	341,475	1,729,899	6.1
Brazil	376,699	1.2	43,550	333,149	1.2
Panama	432,786	1.4	37,560	395,226	1.4
Others	1,261,889	3.9	260,365	1,001,524	3.5
Western Europe	5,088,548	15.9	288,125	4,800,423	16.8
United Kingdom	1,353,489	4.2	(89,351)	1,442,840	5.0
Ireland	798,446	2.5	285,525	512,921	1.8
Netherlands	891,647	2.8	149,846	741,801	2.6
Others	2,044,966	6.4	(57,895)	2,102,861	7.4
Eastern Europe	213,865	0.7	836	213,029	0.7
Russia	169,021	0.5	3,227	165,794	0.6
Others	44,844	0.2	(2,391)	47,235	0.1
Others	2,230,886	6.9	66,648	2,164,238	7.6

Total	32,064,291	100.0	3,471,196	28,593,095	100.0
Note: Classified by domicile of debtors. (2) NPLs based on the Banking Act and the Reconstruction Act, classified by domicile (Millions of yen, %)
	Mar. 31, 2023			Mar. 31, 2022
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	242,646	70.7	7,833	234,813
Asia	155,185	83.3	57,082	98,103
Oceania	1,756	-	1,756	-
North America	53,380	39.5	(24,773)	78,153
Central and South America	4,747	-	(15,986)	20,733
Western Europe	13,813	61.4	(3,045)	16,858
Eastern Europe	-	-	-	-
Others	13,763	63.1	(7,201)	20,964

Notes:	1.	Reserve ratio

= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to gurarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	2.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

14. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

			(Millions of yen)
	FY3/2023 (a)		FY3/2022
		(a) - (b)	(b)

Deposits	147,120,680	9,865,319	137,255,361

Domestic units	115,547,037	4,728,811	110,818,226

Loans	93,262,164	8,180,471	85,081,693

Domestic units	54,634,199	1,909,867	52,724,332
Note: Deposits do not include negotiable certificates of deposit. (2) Balance of deposits and loans, classified by type of depositor
			(Millions of yen)
	Mar. 31, 2023		Mar. 31, 2022
	(a)	(a) - (b)	(b)

Deposits	149,948,880	8,933,635	141,015,245
Domestic deposits (excluding Japan offshore banking accounts)	122,972,235	4,268,879	118,703,356

Individuals	57,887,037	1,764,978	56,122,059

Corporates	65,085,198	2,503,901	62,581,297

Loans	94,307,397	6,636,103	87,671,294
Domestic offices (excluding Japan offshore banking accounts)	61,087,462	3,107,732	57,979,730

Overseas offices and Japan offshore banking accounts	33,219,935	3,528,371	29,691,564
Note: Deposits do not include negotiable certificates of deposit. Reference:
			(Billions of yen)
	Mar. 31, 2023		Mar. 31, 2022
	(a)	(a) - (b)	(b)

Balance of investment trusts	3,520.9	344.3	3,176.6

Balance to individuals	2,881.2	296.7	2,584.5
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.
			(Billions of yen)
	FY3/2023		FY3/2022
	(a)	(a) - (b)	(b)
Sales of investment trusts to individuals	771.4	(146.2)	917.6

Sales of pension-type insurance to individuals	153.0	85.6	67.4

Sumitomo Mitsui Financial Group

   15. Deferred tax assets and liabilities

(Billions of yen)

SMBC non-consolidated			Mar. 31, 2023	Change from Mar. 31, 2022	Mar. 31, 2022
(a) Total deferred tax assets	(b-c)	1	319.4	(16.1)	335.5
(b) Subtotal of deferred tax assets		2	439.9	(109.4)	549.3
Reserve for possible loan losses and write-off of loans		3	199.3	(17.9)	217.2
Taxable write-off of securities		4	116.0	(92.6)	208.6
Others		5	124.6	1.1	123.5
(c) Valuation allowance		6	120.5	(93.3)	213.8
(d) Total deferred tax liabilities		7	469.6	(87.4)	557.0
Net unrealized gains on other securities		8	388.2	(103.1)	491.3
Others		9	81.4	15.7	65.7

Net deferred tax assets	(a-d)	10	(150.2)	71.3	(221.5)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(369.0)	93.0	(462.0)
Others		12	218.8	(21.7)	240.5

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

			(Billions of yen)

	FY3/2021	FY3/2022	FY3/2023
Income of final tax return before deducting operating loss carryforwards	546.5	655.5	619.1
Note: The figure for FY3/2023 was estimated at fiscal year closing.

Sumitomo Mitsui Financial Group

 16. Capital ratio (BIS guidelines)

  (Basel III basis)

Consolidated			(Billions of yen, %)
	Mar. 31, 2023 [Preliminary]		Mar. 31, 2022
	(a)	(a) - (b)	(b)

(1) Total capital ratio (4) / (7)	15.98	(0.58)	16.56

(2) Tier 1 capital ratio (5) / (7)	14.94	(0.52)	15.46

(3) Common equity Tier 1 capital ratio (6) / (7)	14.02	(0.43)	14.45

(4) Total capital	12,350.8	367.0	11,983.8

(5) Tier 1 capital	11,548.9	362.7	11,186.2

(6) Common equity Tier 1 capital	10,839.0	380.6	10,458.4

(7) Risk weighted assets	77,285.0	4,935.0	72,350.1

(8) Required capital (7) X 8%	6,182.8	394.8	5,788.0

(9) Leverage Ratio	5.03	(0.14)	5.17

SMBC consolidated

(1) Total capital ratio	15.34	(0.44)	15.78

(2) Tier 1 capital ratio	14.15	(0.38)	14.53

(3) Common equity Tier 1 capital ratio	12.43	(0.24)	12.67

(4) Leverage Ratio	4.69	(0.13)	4.82

SMBC non-consolidated

(1) Total capital ratio	13.95	(0.82)	14.77

(2) Tier 1 capital ratio	12.61	(0.88)	13.49

(3) Common equity Tier 1 capital ratio	10.79	(0.74)	11.53

(4) Leverage Ratio	4.27	(0.24)	4.51

17. ROE
Consolidated			(%)
	FY3/2023		FY3/2022
	(a)	(a) - (b)	(b)

ROE (denominator: Total stockholders’ equity)	8.0	0.7	7.3

  Note:

ROE (denominator: Total stockholders’ equity)	=	Profit attributable to owners of parent	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

18. Earnings targets and dividends forecast for FY3/2024
(1) Earnings targets
Consolidated		(Billions of yen)
	FY3/2024	FY3/2023 Result
Consolidated net business profit	1,340.0	1,276.4
Total credit cost	(230.0)	(210.2)
Ordinary profit	1,160.0	1,160.9
Profit attributable to owners of parent	820.0	805.8

SMBC non-consolidated		(Billions of yen)
	FY3/2024	FY3/2023 Result
Banking profit (before provision for general reserve for possible loan losses)	765.0	815.9
Total credit cost	(85.0)	(115.5)
Ordinary profit	745.0	865.8
Net income	520.0	634.2

(2) Dividends forecast
			(Yen)
	FY3/2024		FY3/2023

	Interim	Annual
Dividend per share for common stock	125	250	240
Reference:			(Billions of yen)
	FY3/2024		FY3/2023

	Interim	Annual
Total dividend	166.6	333.3	325.8

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated (Millions of yen)

	Mar. 31, 2023		Mar. 31, 2022
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	70,818,701	(22,108)	70,840,809

Call loans	5,285,838	3,051,020	2,234,818

Receivables under resale agreements	1,437,595	(207,815)	1,645,410

Receivables under securities borrowing transactions	1,598,124	(264,956)	1,863,080

Monetary claims bought	1,944,291	(346,316)	2,290,607

Trading assets	2,379,930	354,163	2,025,767

Securities	32,210,394	(6,028,185)	38,238,579

Loans and bills discounted	94,307,397	6,636,103	87,671,294

Foreign exchanges	1,824,364	(897,371)	2,721,735

Other assets	7,129,287	1,837,313	5,291,974

Tangible fixed assets	737,253	(29,224)	766,477

Intangible fixed assets	285,986	36,236	249,750

Prepaid pension cost	496,328	68,164	428,164

Customers’ liabilities for acceptances and guarantees	15,405,856	3,120,390	12,285,466

Reserve for possible loan losses	(523,888)	65,320	(589,208)

Total assets	235,337,464	7,372,735	227,964,729

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen)

	Mar. 31, 2023		Mar. 31, 2022
	(a)	(a) - (b)	(b)

Liabilities

Deposits	149,948,880	8,933,635	141,015,245

Negotiable certificates of deposit	12,929,824	(178,973)	13,108,797

Call money	774,968	94,075	680,893

Payables under repurchase agreements	12,041,367	(2,584,870)	14,626,237

Payables under securities lending transactions	370,514	64,735	305,779

Commercial paper	1,292,198	63,018	1,229,180

Trading liabilities	1,643,213	84,534	1,558,679

Borrowed money	21,905,262	(4,794,953)	26,700,215

Foreign exchanges	1,516,160	176,997	1,339,163

Bonds	641,410	(79,437)	720,847

Due to trust account	2,277,046	(44,653)	2,321,699

Other liabilities	6,991,747	2,735,983	4,255,764

Reserve for employee bonuses	13,542	958	12,584

Reserve for executive bonuses	1,202	52	1,150

Reserve for point service program	1,140	270	870

Reserve for reimbursement of deposits	9,998	5,024	4,974

Deferred tax liabilities	150,223	(71,280)	221,503

Deferred tax liabilities for land revaluation	27,952	(1,241)	29,193

Acceptances and guarantees	15,405,856	3,120,390	12,285,466

Total liabilities	227,942,508	7,524,262	220,418,246

Net assets

Capital stock	1,770,996	-	1,770,996

Capital surplus	1,774,554	-	1,774,554

Capital reserve	1,771,043	-	1,771,043

Other capital surplus	3,510	-	3,510

Retained earnings	3,276,915	197,055	3,079,860

Other retained earnings	3,276,915	197,055	3,079,860

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	3,055,413	197,055	2,858,358

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	6,612,463	197,055	6,415,408

Net unrealized gains (losses) on other securities	1,040,472	(247,942)	1,288,414

Net deferred gains (losses) on hedges	(282,793)	(99,891)	(182,902)

Land revaluation excess	24,813	(750)	25,563

Total valuation and translation adjustments	782,492	(348,582)	1,131,074

Total net assets	7,394,955	(151,528)	7,546,483

Total liabilities and net assets	235,337,464	7,372,735	227,964,729

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated

(Millions of yen)

	FY3/2023		FY3/2022
	(a)	(a) - (b)	(b)
Ordinary income	4,133,627	1,656,340	2,477,287

Interest income	2,962,282	1,569,506	1,392,776

Interest on loans and discounts	1,868,741	923,598	945,143

Interest and dividends on securities	413,923	72,514	341,409

Trust fees	2,451	197	2,254

Fees and commissions	645,135	54,140	590,995

Trading income	4,315	(842)	5,157

Other operating income	310,067	61,992	248,075

Other income	209,376	(28,653)	238,029
Ordinary expenses	3,267,830	1,536,493	1,731,337

Interest expenses	1,798,082	1,496,403	301,679

Interest on deposits	648,542	611,555	36,987

Fees and commissions payments	189,174	(3,382)	192,556

Trading losses	58,229	(16,524)	74,753

Other operating expenses	179,290	88,200	91,090

General and administrative expenses	856,867	21,192	835,675

Other expenses	186,185	(49,397)	235,582

Ordinary profit	865,797	119,847	745,950

Extraordinary gains	2,292	927	1,365

Extraordinary losses	34,307	(14,546)	48,853

Income before income taxes	833,782	135,320	698,462

Income taxes - current	183,467	(6,111)	189,578

Income taxes - deferred	16,159	53,568	(37,409)

Total income taxes	199,627	47,459	152,168

Net income	634,154	87,860	546,294

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Year ended March 31, 2023								(Millions of yen)
		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,770,996	1,771,043	3,510	1,656	219,845	2,858,358	(210,003)	6,415,408

Changes in the period

Cash dividends						(437,849)		(437,849)

Net income						634,154		634,154
Reversal of land revaluation excess						749		749
Net changes in items other than stockholders’ equity in the period

Net changes in the period	-	-	-	-	-	197,054	-	197,054
Balance at the end of the period	1,770,996	1,771,043	3,510	1,656	219,845	3,055,413	(210,003)	6,612,463

					(Millions of yen )
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,288,414	(182,902)	25,563	1,131,074	7,546,483

Changes in the period

Cash dividends					(437,849)

Net income					634,154
Reversal of land revaluation excess					749
Net changes in items other than stockholders’ equity in the period	(247,941)	(99,890)	(749)	(348,582)	(348,582)

Net changes in the period	(247,941)	(99,890)	(749)	(348,582)	(151,527)
Balance at the end of the period	1,040,472	(282,793)	24,813	782,492	7,394,955

Note: Amounts less than 1 million yen are rounded down.